EXHIBIT 99.1

December 27, 2021

Ms. Cynthia Dotzel
Soon to be Chair, Board of Directors
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy,

I am in receipt of a letter dated December 22, 2021 from Lawrence Elbaum of Vinson & Elkins.  To cut to the chase, it appears that the board of directors (the “Board”) of Codorus Valley Bancorp, Inc. (“CVLY”) has hired Mr. Elbaum, his colleague Patrick Gadson and their law firm Vinson & Elkins, to “defend” the Board and CVLY against Driver Opportunity Partners I LP (together with Driver Management Company LLC, “Driver”), the owner of approximately 6.7% of CVLY’s outstanding common stock.  Just to state the obvious, Driver has been extremely critical of what it believes is the Board’s long standing practice of abandoning its responsibility to act in the best interests of CVLY and its shareholders in favor of indulging CVLY’s former CEO (and soon to be former Chairman) Larry Miller.  The Board’s failure to adequately oversee Mr. Miller has resulted in years of underperformance and, most recently, increasing levels of non-performing assets.  Given the adverse impact that Mr. Miller’s—now thankfully over—tenure has had on shareholder value (and the Board’s complicity in Mr. Miller’s mismanagement), a reasonable person might wonder why the Board has chosen (particularly given CVLY’s poor expense management) to spend shareholder resources to “defend” against one of CVLY’s largest shareholders, rather than focusing on increasing shareholder value.

I assume that, in attempting to secure a lucrative “defense” assignment, Mr. Elbaum discussed his prior representation of First United Corporation (“FUNC”) with the Board and the role he played in FUNC’s “defense” against Driver.  Just to recap some of the salient facts of that “defense”:

•

On April 16, 2021 FUNC repurchased 360,737 shares of FUNC’s common stock ( “FUNC Common Stock”) at purchase price of $18.00 per share, representing an aggregate purchase price of $6,493,266 (the “Repurchase Consideration”); and

•	In addition to the Stock Consideration, FUNC agreed to pay Driver $3,300,000 in cash (the “Cash Consideration”).

Viewed another way, FUNC paid Driver $9,793,266 (the sum of the Repurchase Consideration and the Cash Consideration) for Driver’s 360,737 shares of FUNC Common Stock (resulting in an implied purchase price of $27.14 per share) and the agreements contained in a Cooperation and Settlement Agreement dated April 16, 2021 (the “Cooperation Agreement”).

250 Park Avenue

7th Floor

New York, NY 10177

For context,  the trading price for FUNC’s Common Stock has never reached $27.14.  Indeed, since becoming publicly traded, the highest closing price for FUNC’s Common Stock was $26.80 on January 20, 2004.1  Since April 15, 2021 (the date prior to the announcement of the Cooperation Agreement), the price performance of FUNC’s Common Stock has trailed the Dow Jones U.S. Micro Cap Banks Index by almost 50%.2

Pursuant to the terms the Settlement Agreement, Driver withdrew its nominee for election to director at FUNC’s 2021 annual meeting of shareholders, effectively ending the second proxy contest FUNC had faced in as many years and agreed to dismiss two lawsuits brought by Driver in federal court against FUNC and its board of directors.  Set forth below is a risk factor related to the litigation brought by Driver and subsequently dismissed pursuant to the Settlement Agreement that was included in FUNC’s Annual Report on Form 10-K for the year ended December 31, 2020:

First United Corporation will likely incur significant expenses and faces the possibility of damages in connection with recent litigation.

As discussed below in Item 3 of Part I of this report, the Corporation, its directors, and two former directors have been sued by Driver Opportunity Fund I LP (the “Driver Shareholder”).  This litigation has, and will likely continue to be, time consuming and has involved, and will likely continue to involve, significant defense and other costs. We cannot predict what expenses that we might incur in connection with this litigation. This litigation, if decided adversely to us, could result in significant monetary damages and reputational harm and require us to incur significant expenses related to holding a new meeting of shareholders, if the court were to order such a meeting as part of the relief granted. Subject to certain conditions imposed by Maryland law, our bylaws require us to indemnify and advance expenses to each of the current and former directors who are parties to this litigation.  Further, our insurance policies might not cover all expenses and/or claims that have been or might be brought against us and the individual defendants, and insurance coverage might not continue to be available to us at a reasonable cost.  As a result, we are exposed to the possibility of substantial uninsured liabilities in connection with this litigation, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.[3]  [emphasis added]

In addition, also pursuant to the terms of the Settlement Agreement, FUNC dismissed a lawsuit brought against Driver that was awaiting oral argument before Maryland’s highest state appellate court.

Attached hereto as Exhibit A are selections from certain of FUNC’s filings made pursuant to the Securities and Exchange Act of 1934 (the “Exchange Act”) that illustrate the expenses incurred by FUNC and its shareholders in connection with its “defense” against Driver—a “defense” that Driver believes was choreographed by Mr. Elbaum.  Driver first publicly disclosed its investment in FUNC on March 26, 2019 and exited that investment pursuant to the terms of the Settlement Agreement on April 16, 2021.  During the period of Driver’s investment in FUNC, Driver initiated two proxy contests and two lawsuits against FUNC and its directors while defending against a lawsuit initiated by FUNC as well as responding to a regulatory investigation by Maryland’s state banking regulator.

All the above is a slightly long-winded way of pointing out that, to the extent that the Board—with the assistance of Mr. Elbaum—intends to mount a “defense” against Driver in the same manner as FUNC did, Driver is more than happy to accommodate that intention, but you and your fellow directors should be fully informed as to some of the potential consequences of going down that road.

With respect to the contents of Mr. Elbaum’s letter, Mr. Elbaum writes:

The terms of the Bylaws that address shareholders’ ability to nominate director candidates (“Advance Notice Bylaws”), have long been considered to serve a legitimate purpose to allow for orderly election contests to provide companies with sufficient time to respond to nominations by shareholders, and to allow shareholders to have sufficient time and information to make voting decisions.

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1 Source:  Bloomberg.

2 From April 15, 2021 to December 24, 2021, the price of FUNC Common Stock increased by 8.98% compared to a 13.39% increase in the Dow Jones U.S. Micro Cap Banks Index.  Source:  S&P Capital IQ.

3 https://www.sec.gov/Archives/edgar/data/0000763907/000156276221000134/func-20201231x10k.htm#Item_1A_Risk_Factors.

2

While I generally agree with Mr. Elbaum’s summary of the purpose and function of Advance Notice Bylaws, as Mr. Elbaum notes, Driver filled an application (the “Application”) for Approval to Acquire Shares under Title 7 P.S. § 112 with the Bureau of Bank Supervision, Pennsylvania Department of Banking and Securities (the “Department”) on October 4, 2021.4  Staff from the Department has advised me that a copy of the Application (along with all supplements and amendments thereto) were promplty provided to CVLY pursuant to 7 P.S. § 112(d).  To the extent that the Board wishes in the future to argue that the changes to CVLY’s bylaws implemented by the amended and restated bylaws adopted on December 17, 2021 (the “Amended Bylaws”) were necessary to provide CVLY and the Board with sufficient notice of an election contest brought by Driver, Driver will be more than happy to take the other side of that argument.

Moreover, 7 P.S. § 112(d) provides that, in considering an application for approval to acquire shares made pursuant to 7 P.S. § 112, the Department must conduct an investigation to determine, among other things, “whether the proposed acquisition would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or shareholders of the institution or corporation involved.”  At the risk of pointing out the obvious, the Department, unlike the Board, has no vested interest in the outcome of any director election contest at CVLY, since the Department’s sole interest is making sure the purposes (the “Banking Law Purposes”) of the Pennsylvania Banking Code of 1965, as those purposes are set out in 7 P.S. § 103, are fulfilled.5  Call me cynical, but it seems obvious that, with respect to any potential director election contest, the Board is likely to be far more concerned with preserving the seats of incumbent directors and perpetuating a status quo that has created little in the way of shareholder value than the public policy considerations reflected in the Banking Law Purposes.

While the Department has not yet taken any action on the Application, it is my understanding that the Department currently has all the information it requires to do so and that all that information has been provided to CVLY, which makes it a little hard to believe that the Board might actually require the additional information included in the Amended Bylaws in order to have “sufficient time” to respond to any notice of nomination submitted by Driver.

_____________

4 While positing that Advance Notice Bylaws are for the benefit of shareholders and not simply “structural defenses” implemented to “gain tactical advantages” is a nice spin, given that notices of nomination are rarely made public or otherwise available to shareholders to review, the notion that any such notices would provide shareholders with any relevant information is, at best, a stretch.  See, “What To Do When the Barbarians Are At Your Gate,” Vinson & Elkins Presentation dated June 10, 2018 (recommending a board “consider unilateral bylaw amendments to gain tactical advantages” when confronted with an activist investor.)   Moreover, since CVLY’s common stock is registered pursuant to Section 12(b) of the Exchange Act and any solicitation of proxies from the holders thereof is subject to Exchange Act Rules 14a-3 to 14a-15 (the “Proxy Rules”), any contention that an Advance Notice Bylaw, rather than the Proxy Rules, is the primary means for ensuring that shareholders have sufficient time and information to make voting decisions is laughable.  In addition, given the Board’s refusal to comply with Driver’s demand to inspect CVLY’s books and records, it is hard for Driver to take any of the Board’s claims regarding the need to provide CVLY shareholders with adequate information seriously.

5 7 P.S. § 103(a) provides:

(a) Purposes of the act--The General Assembly declares as its purposes in adopting this act to provide for:  (i) the safe and sound conduct of the business of institutions subject to this act, (ii) the conservation of their assets, (iii) the maintenance of public confidence in them, (iv) the protection of the interests of their depositors, creditors and shareholders and of the interest of the public in the soundness and preservation of the banking system, (v) the opportunity for institutions subject to this act to remain competitive with each other, with financial organizations existing under other laws of this Commonwealth, and with banking and financial organizations existing under the laws of other states, the United States and foreign countries, (vi) the opportunity for institutions subject to this act to serve effectively the convenience and needs of their depositors, borrowers and other customers, to participate in and promote the economic progress of Pennsylvania and the United States and to improve and expand their services and facilities for those purposes, (vii) the opportunity for the management of institutions to exercise their business judgment, subject to the provisions of this act, in conducting the affairs of their institutions, to the extent compatible with, and subject to, the purposes recited in the preceding clauses of this subsection (a), (viii) a delegation to the department of adequate rule-making power and administrative discretion, subject to the provisions of this act and to the purposes stated in this subsection (a), in order that the supervision and regulation of institutions subject to this act may be flexible and readily responsive to changes in economic conditions and to changes in banking and fiduciary practices, (ix) simplification and modernization of the law governing banking and governing the exercise of fiduciary and other representative powers by corporations, and (x)  authorization of institutions to participate fully in interstate banking and branching and to be competitive with interstate banking organizations based in other states.

3

In addition, regarding Mr. Elbaum’s assertion that Driver has “no intention of attempting to constructively engage with [CVLY] in a private way,” you might want to alert Mr. Elbaum to the fact that I suggested, on June 29, 2021, that Driver and CVLY enter into a confidentiality and standstill agreement for the very purpose of constructively engaging in a private way, an offer which CVLY declined.  For the record, Driver does not consider vague discussion regarding changes in business strategy to be “constructive engagement” and Driver specifically proposed a confidentiality and standstill agreement in order to engage in a frank and candid assessment of CVLY’s prospects and strategic plans.  I would also note that Mr. Elbaum’s assurances that CVLY “remains open to privately handling any concerns or misunderstandings” rings hollow given how CVLY’s other lawyer seems to be very pointedly avoiding any discussions regarding any settlement or compromise in the action Driver was forced to bring to enforce its rights pursuant to 15 P.S. § 1508.6

From my perspective, (i) the Board has overseen years of pathetic performance (for an illustration, please see the total return comparison set forth on Exhibit B), (ii) I believe that there are multiple buyers who would be willing to pay (in a sale transaction) a price per share far higher than CVLY’s common stock has ever traded, (iii) CVLY’s chief executive officer Craig Kauffman appears entirely unable to make a convincing (or even plausible) case that CVLY’s standalone value might ever approach the value that might be obtained now in a sale and (iv) rather than focusing on increasing shareholder value, the Board is spending its time (and shareholders’ resources) “defending” against Driver by, among other things, adopting Advance Notice Bylaws that serve—when viewed against the statutory scheme of 7 P.S. § 112—no “fair and reasonable” purpose but are merely a lame attempt to “gain tactical advantages.”7

Notwithstanding anything that might be deemed to the contrary contained herein, I like Mr. Elbaum and I enjoy (relatively speaking) butting heads with him.  However, you and the rest of the Board might want to consider if your time (and shareholders’ interests) is better served by quickly taking affirmative steps to increase shareholder value rather than gearing up for a potentially long, costly and distracting confrontation with one of CVLY’s largest shareholders.

Finally, as a matter of record keeping, could you please confirm the specific date that CVLY considers to be “the date for which nominations would have been due had the Bylaws not been recently amended”—by my calculations, that date would be February 17, 2022, but if you could confirm that, I would appreciate it.

Please share this letter with the rest of the Board.

Very truly yours,

/s/ J. Abbott R. Cooper

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6 While a little off topic, CVLY’s actions in that case also suggest that the Board has generally adopted a policy of delay and obfuscation, again wasting shareholder resources, rather than seeking either a compromise or a decision on the merits.

7 Cf., High River LP v. Mylan Labs, Inc. 383 F. Supp. 2d 660, 665 (M.D. Pa. 2005)(noting that the Pennsylvania Business Corporation Law allows a court to review corporate actions and invalidate or enjoin enforcement of bylaws that are not fair and reasonable).

4

Exhibit A

First United Corporation
Selected Other Operating Expense Detail8
($ 000s)

	Other Operating Expense
	2020	2019	% Change
Professional Services	4,204	1,480	184.05
Investor Relations	1,277	284	349.65%

	Expense as % of Total Other Operating Expenses
	Three Months Ended March 31,
	2021		2020
Professional Expenses	$1,170	9%	$723	7%
Investor Relations	$124	1%	$93	1%

	Expense as % of Total Other Operating Expenses
	Three Months Ended June 30,
	2021		2020
Professional Expenses	$1,491	14%	$1,181	10%
Investor Relations	306	3%	$1,103	9%

First United Corporation
Select Other Operating Expense Commentary

Year Ended December 31, 2020

Professional services increased $2.7 million primarily due to increased legal and professional expenses related to the 2020 proxy contest and related litigation. Investor relations expenses increased $1.0 million, also related to the 2020 proxy contest.9

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8 Source:  FUNC Exchange Act filings.

9 https://www.sec.gov/Archives/edgar/data/763907/000156276221000134/func-20201231x10k.htm.

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Exhibit B

Total Return Comparison

Years Ended December 24, 2021	CVLY	Dow Jones U.S. Micro Cap Banks Index
1	29.24%	44.98%
3	10.61%	48.34%
5	-0.75%	44.61%

Source:  S&P Capital IQ

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